Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333- 228614
(To Prospectus dated December 26, 2018,
Prospectus Supplement dated December 26, 2018 and
Product Prospectus Supplement EQUITY INDICES
MITTS-1 dated December 26, 2018)

1,945,011 Units $10 principal amount per unit CUSIP No. 06417Q387	Pricing Date Settlement Date Maturity Date	February 27, 2020 March 5, 2020 February 24, 2023

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index
◾          Maturity of approximately three years
◾          111.26% participation in increases in the Index
◾          If the Index is flat or decreases, 1-to-1 downside exposure to decreases in the Index, with up to 10.00% of your principal at risk
◾          All payments occur at maturity and are subject to the credit risk of The Bank of Nova Scotia
◾          No periodic interest payments
◾          In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”
◾          Limited secondary market liquidity, with no exchange listing
◾          The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation (the “CDIC”), the U.S. Federal Deposit Insurance Corporation (the “FDIC”), or any other governmental agency of Canada, the United States or any other jurisdiction

The notes are being issued by The Bank of Nova Scotia (“BNS”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-6 of product prospectus supplement EQUITY INDICES MITTS-1.
The initial estimated value of the notes as of the pricing date is $9.63 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-12 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
_________________________

None of the U.S. Securities and Exchange Commission (the "SEC"), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.
_________________________

	Per Unit	Total
Public offering price	$10.000	$19,450,110.000
Underwriting discount	$ 0.225	$437,627.47
Proceeds, before expenses, to BNS	$ 9.775	$19,012,482.53

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities
February 27, 2020

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

Summary

The Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the CDIC or the FDIC, and are not, either directly or indirectly, an obligation of any third party. The notes are not bail-inable debt securities (as defined in the prospectus). The notes will rank equally with all of our other unsecured senior debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BNS. The notes provide you with 111.26% participation in increases in the Market Measure, which is the EURO STOXX 50® Index (the “Index”). If the Index decreases, you may lose up to 10% of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.
The economic terms of the notes (including the Participation Rate) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements.  Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.
On the cover page of this term sheet, we have provided the initial estimated value for the notes. This estimated value was determined by reference to our internal pricing models, which take into consideration certain factors, such as our internal funding rate on the pricing date and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-12.
Terms of the Notes		Redemption Amount Determination
Issuer:	The Bank of Nova Scotia ("BNS")	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit	You will receive the greater of (a) the Minimum Redemption Amount per unit of $9.00 and (b) (The Redemption Amount will not be less than the Minimum Redemption Amount per unit.)
Term:	Approximately three years
Market Measure:	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), a price return index
Starting Value:	3,455.92
Ending Value:
The average of the closing levels of the Market Measure on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-19 of product prospectus supplement EQUITY INDICES MITTS-1.

Minimum Redemption Amount:	$9.00 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Participation Rate:	111.26%
Maturity Valuation Period:	February 15, 2023, February 16, 2023, February 17, 2023, February 20, 2023 and February 21, 2023
Fees and Charges:	The underwriting discount of $0.225 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-12.
Calculation Agent:	BofA Securities, Inc. (“BofAS”)

Market Index Target-Term Securities®	TS-2

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

The terms and risks of the notes are contained in this term sheet and in the following:
◾	Product prospectus supplement EQUITY INDICES MITTS-1 dated December 26, 2018: http://www.sec.gov/Archives/edgar/data/9631/000091412118002479/bn52896824-424b2.htm
◾	Prospectus supplement dated December 26, 2018: http://www.sec.gov/Archives/edgar/data/9631/000091412118002473/bn50676984-424b3.htm
◾	Prospectus dated December 26, 2018: http://www.sec.gov/Archives/edgar/data/9631/000119312518357537/d677731d424b3.htm
As a result of the completion of the reorganization of Bank of America’s U.S. broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the accompanying product prospectus supplement EQUITY INDICES MITTS-1, as such references relate to MLPF&S’s institutional services, should be read as references to BofAS.
These documents (together, the "Note Prospectus") have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product prospectus supplement EQUITY INDICES MITTS-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to BNS.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:
◾ You anticipate that the Index will increase from the Starting Value to the Ending Value.
◾ You are willing to risk a partial loss of principal and return if the Index decreases from the Starting Value to the Ending Value.
◾ You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.
◾ You are willing to forgo dividends or other benefits of owning the stocks included in the Index.
◾ You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.
◾ You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

◾    You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.
◾    You seek 100% principal repayment or preservation of capital.
◾    You seek a guaranteed return beyond the Minimum Redemption Amount.
◾    You seek interest payments or other current income on your investment.
◾    You want to receive dividends or other distributions paid on the stocks included in the Index.
◾    You seek an investment for which there will be a liquid secondary market.
◾    You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Market Index Target-Term Securities®	TS-3

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

Hypothetical Payout Profile and Examples of Payments at Maturity

This graph reflects the returns on the notes, based on the Participation Rate of 111.26% and the Minimum Redemption Amount of $9.00. The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Minimum Redemption Amount of $9.00 per unit, the Participation Rate of 111.26%, and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.
For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.
Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$9.0000(1)	-10.000%
50.00	-50.00%	$9.0000	-10.000%
70.00	-30.00%	$9.0000	-10.000%
80.00	-20.00%	$9.0000	-10.000%
90.00	-10.00%	$9.0000	-10.000%
95.00	-5.00%	$9.5000	-5.000%
100.00(2)	0.00%	$10.0000	0.000%
110.00	10.00%	$11.1126	11.126%
120.00	20.00%	$12.2252	22.252%
130.00	30.00%	$13.3378	33.378%
140.00	40.00%	$14.4504	44.504%
150.00	50.00%	$15.5630	55.630%
160.00	60.00%	$16.6756	66.756%
170.00	70.00%	$17.7882	77.882%
200.00	100.00%	$21.1260	111.260%

(1)	The Redemption Amount per unit will not be less than the Minimum Redemption Amount.
(2)
The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 3,455.92, which was the closing level of the Market Measure on the pricing date.

Market Index Target-Term Securities®	TS-4

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 80.00
Redemption Amount (per unit) = the greater of (a)	=(a) $8.00 and (b) $9.00 = $9.00 per unit. Since the Redemption Amount for the notes cannot be less than the Minimum Redemption Amount, the Redemption Amount will be $9.00 per unit

Example 2
The Ending Value is 95.00, or 95.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 95.00
Redemption Amount (per unit) = the greater of (a)	= (a) $9.50 and (b) $9.00 = $9.50 per unit. Since the Redemption Amount for the notes is greater than the Minimum Redemption Amount, the Redemption Amount will be $9.50 per unit.

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
Redemption Amount per unit

Market Index Target-Term Securities®	TS-5

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

Risk Factors
There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the "Risk Factors" sections beginning on page PS-6 of product prospectus supplement EQUITY INDICES MITTS-1, page S-2 of the prospectus supplement, and page 5 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.
◾	Depending on the performance of the Index as measured shortly before the maturity date, you may lose up to 10.00% of the principal amount.
◾	Your investment return may be less than a comparable investment directly in the stocks included in the Index.
◾	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
◾
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

◾
Our initial estimated value of the notes is lower than the public offering price of the notes. Our initial estimated value of the notes is only an estimate. The public offering price of the notes exceeds our initial estimated value because it includes costs associated with selling and structuring the notes, as well as hedging our obligations under the notes with a third party, which may include BofAS or one of its affiliates. These costs include the underwriting discount and an expected hedging related charge, as further described in “Structuring the Notes” on page TS-12.

◾
Our initial estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value of the notes is determined by reference to our internal pricing models when the terms of the notes are set.  These pricing models consider certain factors, such as our internal funding rate on the pricing date, the expected term of the notes, market conditions and other relevant factors existing at that time, and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors.  Different pricing models and assumptions could provide valuations for the notes that are different from our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any of our assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, the performance of the Index, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors.  These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways. Our initial estimated value does not represent a minimum price at which we or any agents would be willing to buy your notes in any secondary market (if any exists) at any time.

◾
Our initial estimated value is not determined by reference to credit spreads or the borrowing rate we would pay for our conventional fixed-rate debt securities. The internal funding rate used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for our conventional fixed-rate debt securities. If we were to use the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for the notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the pricing date, and the price at which you may be able to sell the notes in any secondary market.

◾
A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

◾
Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

◾	The Index sponsor (as defined below) may adjust the Index in a way that may adversely affect its level and your interests, and the Index sponsor has no obligation to consider your interests.
◾	You will have no rights of a holder of the securities included in the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
◾
While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S, BofAS or our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any other company.

◾
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Market Measure and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the

Market Index Target-Term Securities®	TS-6

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

euro against the U.S. dollar, which you would have received if you had owned the securities in the Market Measure during the term of your notes, although the level of the Market Measure may be adversely affected by general exchange rate movements in the market.

◾	There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.
◾	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below.
◾
The conclusion that no portion of the interest paid or credited or deemed to be paid or credited on a note will be “Participating Debt Interest” subject to Canadian withholding tax is based in part on the current published administrative position of the CRA.  There cannot be any assurance that CRA’s current published administrative practice will not be subject to change, including potential expansion in the current administrative interpretation of Participating Debt Interest subject to Canadian withholding tax.  If, at any time, the interest paid or credited or deemed to be paid or credited on a note is subject to Canadian withholding tax, you will receive an amount that is less than the Redemption Amount. You should consult your own adviser as to the potential for such withholding and the potential for reduction or refund of part or all of such withholding, including under any bilateral Canadian tax treaty the benefits of which you may be entitled. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Summary of Canadian Federal Income Tax Consequences” below, “Canadian Taxation—Debt Securities” on page 62 of the prospectus dated December 26, 2018, and “Supplemental Discussion of Canadian Federal Income Tax Consequences” on page PS-26 of product prospectus supplement EQUITY INDICES MITTS-1.

Other Terms of the Notes
Market Measure Business Day
The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product prospectus supplement EQUITY INDICES MITTS-1:
A “Market Measure Business Day” means a day on which:
(A)	the Eurex (or any successor) is open for trading; and
(B)	the Index or any successor thereto is calculated and published.

Market Index Target-Term Securities®	TS-7

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

The Index
All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, STOXX Limited (“STOXX” or the “Index sponsor”). The Index sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the MITTS—Discontinuance of an Index” beginning on page PS-20 of product prospectus supplement EQUITY INDICES MITTS-1.  None of us, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

General

The SX5E is a capitalization-weighted index of 50 European blue-chip stocks in 11 Eurozone countries. Publication of the SX5E began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The level of the SX5E is disseminated on, and additional information about the SX5E is published on, the STOXX website. Information contained in the STOXX website is not incorporated by reference in, and should not be considered a part of, this term sheet.
As of January 31, 2020, the top ten industry sectors which comprise the SX5E represent the following weights in the SX5E: Industrial Goods & Services (11.5%), Personal & Household Goods (11.3%), Technology (11.0%), Health Care (10.1%), Banks (9.4%), Chemicals (8.4%), Insurance (6.8%), Oil & Gas (5.7%), Utilities (5.6%) and Food & Beverage (4.0%). As of January 31, 2020, the eight countries which comprise the SX5E represent the following weights therein: France (38.9%), Germany (32.0%), Netherlands (10.9%), Spain (9.2%), Italy (5.0%), Belgium (2.2%), Ireland (1.0%) and Finland (0.8%).

Index Composition and Maintenance

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index. If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the SX5E are then added to the selection list. All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list. The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The SX5E components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.
The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August. Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the SX5E.
The SX5E is subject to a “fast exit rule.” The SX5E components are monitored for any changes based on the monthly selection list ranking. A stock is deleted from the SX5E if: (a) it ranks 75 or below on the monthly selection list and (b) it ranked 75 or below on the selection list of the previous month. The highest-ranked stock that is not an SX5E component will replace it. Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.
The SX5E is also subject to a “fast entry rule.” All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated at the end of February, May, August or November and (b) it ranks within the “lower buffer” (ranks 1-25) on this selection list. The SX5E is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the SX5E composition are immediately reviewed. Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.
Index Calculation
The Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Index value can be expressed as follows:
Index = free float market capitalization of the Index at the time divisor of the Index at the time
The “free float market capitalization of the Index” is equal to the sum of the products of the closing price, number of shares, free float factor, and weighting cap factor for the component company as of the time that the Index is being calculated.
The Index is calculated using a divisor that helps to maintain the continuity of the Index's value so that corporate actions do not artificially increase or decrease the level of the Index. The divisor of the Index is adjusted to maintain the continuity of the Index’s values across changes due to corporate actions, such as cash dividends, rights offerings, stock dividends from treasury shares, repurchases of shares and self-tender, and spin-offs.
Market Index Target-Term Securities®	TS-8

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

The following graph shows the daily historical performance of the Index in the period from January 1, 2010 through February 27, 2020.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 3,455.92.
This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the levels of the Index.
License Agreement
BNS has entered into a non-exclusive license agreement with STOXX, which grants BNS a license in exchange for a fee to use the SX5E in connection with the issuance of certain securities, including the notes.
STOXX, Deutsche Börse Group and their licensors, research partners or data providers have no relationship to BNS, other than the licensing of the SX5E and the related trademarks for use in connection with the notes.
STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not:
●	sponsor, endorse, sell or promote the notes;
●	recommend that any person invest in the notes or any other financial products;
●	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes;
●	have any responsibility or liability for the administration, management or marketing of the notes; and
●	consider the needs of the notes or the owners of the notes in determining, composing or calculating the SX5E or have any obligation to do so.
STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty, and exclude any liability (whether in negligence or otherwise) in connection with the notes or their performance.
STOXX does not assume any contractual relationship with the purchasers of the notes or any third parties.
Specifically,
●	STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not make any warranty, express or implied and disclaim any and all warranty about:
●	the results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the SX5E and the data included in the SX5E;
●	the accuracy, timeliness, and completeness of the SX5E or its data;
●	the merchantability and the fitness for a particular purpose or use of the SX5E or its data; and

Market Index Target-Term Securities®	TS-9

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

●	the performance of the notes generally.
●	STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty and exclude any liability, for any errors, omissions or interruptions in the SX5E or its data; and
●
under no circumstances will Deutsche Börse Group and their licensors, research partners or data providers be liable (whether in negligence or otherwise) for any lost profits or indirect, punitive, special or consequential damages or losses, arising as a result of such errors, omissions or interruptions in the SX5E or its data or generally in relation to the notes, even in circumstances where STOXX, Deutsche Börse Group and their licensors, research partners or data providers are aware that such loss or damage may occur.

Market Index Target-Term Securities®	TS-10

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

Supplement to the Plan of Distribution
Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.
MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of the underwriting discount set forth on the cover of this term sheet.
We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the settlement date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.
MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
The value of the notes shown on your account statement produced by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.
The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding BNS or for any purpose other than that described in the immediately preceding sentence.

Market Index Target-Term Securities®	TS-11

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

Structuring the Notes
The notes are our unsecured senior debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked note is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.
At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.
BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to BofAS from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.
For further information, see “Risk Factors—General Risks Relating to MITTS” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-16 of product prospectus supplement EQUITY INDICES MITTS-1.

Market Index Target-Term Securities®	TS-12

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

Summary of Canadian Federal Income Tax Consequences
An investor should read carefully the description of principal Canadian federal income tax considerations under “Canadian Taxation” in the accompanying prospectus relevant to a holder (as defined on page 20 of the prospectus) owning debt securities, and the description of principal Canadian federal income tax considerations under “Supplemental Discussion of Canadian Federal Income Tax Consequences” in the applicable product prospectus supplement.
Summary of U.S. Federal Income Tax Consequences
The U.S. federal income tax consequences of your investment in the notes are uncertain. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the notes. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the notes, and the following discussion is not binding on the IRS. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion under “Material U.S. Federal Income Tax Consequences” in the product prospectus supplement EQUITY INDICES MITTS-1 and to discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Department (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein.
U.S. Tax Treatment. Your notes will be treated as contingent payment debt instruments (“CPDI”) subject to taxation under the “noncontingent bond method”. If your notes are so treated, you should generally, for each accrual period, accrue original issue discount (“OID”) equal to the product of (i) the “comparable yield” (adjusted for the length of the accrual period) and (ii) the “adjusted issue price” of the notes at the beginning of the accrual period. This amount is ratably allocated to each day in the accrual period and is includible as ordinary interest income by a U.S. holder for each day in the accrual period on which the U.S. holder holds the CPDI, whether or not the amount of any payment is fixed or determinable in the taxable year. Thus, the noncontingent bond method will result in recognition of income prior to the receipt of cash.
In general, the comparable yield of a CPDI is equal to the yield at which we would issue a fixed rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. In general, because similar fixed rate debt instruments issued by us are traded at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the benchmark rate on the issue date and the spread.
The adjusted issue price at the beginning of each accrual period is generally equal to the issue price of the note plus the amount of OID previously includible in gross income.
In addition to the determination of a comparable yield, the noncontingent bond method requires the construction of a projected payment schedule. The projected payment schedule includes the projected amounts for each contingent payment to be made under the CPDI that are adjusted to produce the comparable yield. We have determined that the comparable yield for the notes is equal to 1.66% per annum, compounded semi-annually, with a projected payment at maturity of $10.50 based on an investment of $10.00.
Based on this  comparable yield, if you are an initial holder that holds a note until maturity and you calculate your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary interest income from the note, not taking into account any positive or negative adjustments you may be required to take into account based on actual payments on such note:
Accrual Period	Interest Deemed to Accrue During Accrual Period (per $10.00 Note)	Total Interest Deemed to Have Accrued From Original Issue Date (per $10.00 Note) as of End of Accrual Period
March 5, 2020 through December 31, 2020	$0.14	$0.14
January 1, 2021 through December 31, 2021	$0.17	$0.30
January 1, 2022 through December 31, 2022	$0.17	$0.48
January 1, 2023 through February 24, 2023	$0.03	$0.50
A U.S. holder of the notes is required to use our projected payment schedule to determine its interest accruals and adjustments, unless such holder determines that our projected payment schedule is unreasonable, in which case such holder must disclose its own projected payment schedule in connection with its U.S. federal income tax return and the reason(s) why it is not using our projected payment schedule. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual contingent amount(s) that we will pay on a note.

Market Index Target-Term Securities®	TS-13

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

If the actual amounts of contingent payments are different from the amounts reflected in the projected payment schedule, a U.S. holder is required to make adjustments in its OID accruals under the noncontingent bond method described above when those amounts are paid. An adjustment arising from a contingent payment at maturity that is greater than the assumed amount of such payment is referred to as a “positive adjustment”; an adjustment arising from a contingent payment at maturity that is less than the assumed amount of such payment is referred to as a “negative adjustment”. Any positive adjustment for a taxable year is treated as additional OID income of the U.S. holder. Any negative adjustment reduces any OID on the note for the taxable year that would otherwise accrue. Any excess is then treated as a current-year ordinary loss to the U.S. holder to the extent of OID accrued in prior years.
In general, a U.S. holder’s basis in a CPDI is increased by the projected contingent payments accrued by such holder under the projected payment schedule (as determined without regard to adjustments made to reflect differences between actual and projected payments) and reduced by the projected amount of any contingent payments previously made. Gain on the taxable disposition of a CPDI generally is treated as ordinary income. Loss, on the other hand, is treated as ordinary loss only to the extent of the U.S. holder’s prior net OID inclusions (i.e., reduced by the total negative adjustments previously allowed to the U.S. holder as an ordinary loss) and capital loss to the extent in excess thereof. However, the deductibility of a capital loss realized on the taxable disposition of a note is subject to limitations.
A U.S. holder that purchases a note for an amount other than the public offering price of the note will be required to adjust its OID inclusions to account for the difference. These adjustments will affect the U.S. holder’s basis in the note. Reports to U.S. holders may not include these adjustments. U.S. holders that purchase notes at other than the public offering price should consult their tax advisor regarding these adjustments.
Prospective investors should consult their tax advisor with respect to the application of the CPDI provisions to the notes.
Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that your notes should be treated in the manner described above.
Alternative Characterizations. Because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could be treated pursuant to some other characterization than that described herein, such that the timing and character of your income from the notes could differ materially and adversely from the treatment described above. In particular, the IRS might assert that the notes should be treated as deemed to be redeemed and reissued on any rebalancing of the Index or rollover of, or change to, the stocks included in the Index.
Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain with respect to the notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax.
Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the notes.
Non-U.S. Holders. If you are a non-U.S. holder, subject to Section 871(m) of the Code and FATCA, discussed below, you should generally not be subject to U.S. withholding tax with respect to payments on your notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 871(m) of the Code, as discussed below, gain from taxable disposition of the notes generally will not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.
Market Index Target-Term Securities®	TS-14

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

Section 871 (m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta-one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2018. However, the IRS has issued guidance that states that the Treasury and the IRS intend to amend the effective dates of the Treasury regulations to provide that withholding on dividend equivalents paid or deemed paid will not apply to specified equity-linked instruments that are not delta-one specified equity-linked instruments and are issued before January 1, 2023.
Based on our determination that the notes are not “delta-one” with respect to the Index or any U.S. stocks included in the Index, our counsel is of the opinion that the notes should not be delta-one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the notes. If withholding is required, we will not make payments of any additional amounts.
Nevertheless, after issuance, it is possible that your notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Index, U.S. stocks included in the Index or your notes, and following such occurrence your notes could be treated as delta-one specified equity-linked instruments that are subject to withholding on dividend equivalents.  It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the notes under these rules if you enter, or have entered, into certain other transactions in respect of the Index, U.S. stocks included in the Index or the notes.  If you enter, or have entered, into other transactions in respect of the Index, U.S. stocks included in the Index or the notes, you should consult your tax advisor regarding the application of Section 871(m) of the Code to your notes in the context of your other transactions.
Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the notes.
U.S. Federal Estate Tax Treatment of Non-U.S. Holders. A note may be subject to U.S. federal estate tax if an individual non-U.S. holder holds the note at the time of his or her death. The gross estate of a non-U.S. holder domiciled outside the U.S. includes only property situated in the U.S. Individual non-U.S. holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.
FATCA. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their notes through a non-U.S. entity) under the FATCA rules.
As mentioned above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes cause payments with respect to the notes to become subject to withholding tax, we (and/or the applicable withholding agent) will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.
Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of BNS).
Market Index Target-Term Securities®	TS-15

Market Index Target-Term Securities® Linked to the EURO STOXX 50® Index, due February 24, 2023

Validity of the Notes
In the opinion of Cadwalader, Wickersham & Taft LLP, as special counsel to the issuer, when the notes offered by this term sheet have been executed and issued by the issuer and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the notes will be valid and binding obligations of the issuer, enforceable against the issuer in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by Osler, Hoskin & Harcourt LLP, Canadian legal counsel for the issuer, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the notes, authentication of the notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated November 30, 2018 filed with the Securities and Exchange Commission as Exhibit 5.3 to the Registration Statement on Form F-3 on November 30, 2018.
In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of BNS in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of BNS, subject to the following limitations (i) the enforceability of the Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustees’ authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 30, 2018, which has been filed as Exhibit 5.2 to BNS’s Form F-3 filed with the SEC on November 30, 2018.
Where You Can Find More Information
We have filed a registration statement (including a product prospectus supplement, a prospectus supplement,  and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we  have filed with the SEC, for more complete information about us  and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.
"Market Index Target-Term Securities® " and "MITTS® " are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Market Index Target-Term Securities®	TS-16